Exhibit A
                    to Medcare Technologies Escrow Agreement


The "Placement Agent's Compensation" with respect to the New Preferred Stock shall be as follows:

         (1) A fee equal to seven and one-half percent (7 1/2%) of the gross aggregate Exercise Price (as defined in the Preferred Warrant) received by the Company upon exercise of the Preferred Warrants, and

         (2) In addition to the fees set forth above, the Company shall also issue to the Placement Agent or its designees warrants to purchase a number of shares of the Common Stock (the "Placement Agent's Warrants") equal to the sum of seven and one-half percent (7 1/2%) of the gross proceeds received by the Company upon exercise of the Preferred Warrants divided by $7.346, exerciseable at a price of $7.346 per share issued in the name of Swartz Investments, LLC, Swartz employees, and other professionals or advisors who provided services relating to this private placement offering, signed by the Company.

The Placement Agent's Compensation shall be paid and delivered to Placement Agent promply after the proceeds from the purchase of the New Preferred Stock are disbursed to the Company.


                                                   1
Medcare-2 (AR-1) Escrow


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